Exhibit 99.1

JOYY Reports Second Quarter 2021 Unaudited Financial Results

August 19, 2021

Singapore, August 19, 2021 (GLOBE NEWSWIRE) -- JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company”, formerly known as YY Inc.), a global video-based social media company, today announced its unaudited financial results for the second quarter 2021.

Second quarter 2021 Financial Highlights1

●      Net revenues increased by 39.7% to US$ 661.7 million from US$473.5 million in the corresponding period of 2020.

●      Net loss from continuing operations attributable to controlling interest of JOYY2 was US$109.3 million, compared to US$28.5 million in the corresponding period of 2020.

●      Non-GAAP net loss from continuing operations attributable to controlling interest and common shareholders of JOYY3 decreased by 99.1% to US$0.5 million from US$50.5 million in the corresponding period of 2020, primarily as a result of BIGO turning a profit in this quarter.

Second Quarter 2021 Operational Highlights

●      Global average mobile MAUs4 decreased by 26.0% to 307.5 million from 415.8 million in the corresponding period of 2020, primarily due to the impact of the Indian government’s measures to block Chinese-owned apps in its local market, which included Bigo Live, Likee and Hago, partially offset by an increase in MAUs outside India.

●      Average mobile MAUs of Likee decreased by 38.6% to 92.3 million from 150.3 million in the corresponding period of 2020, primarily due to the impact of the Indian government’s measures to block Chinese-owned apps in its local market, and reduced spending on user acquisition via advertisement.

●      Average mobile MAUs of Bigo Live increased by 0.3% to 29.5 million from 29.4 million in the corresponding period of 2020, primarily due to the increase in MAUs outside India, partially offset by the negative impact of the Indian government’s measures to block Chinese apps in its local market.

●      Average mobile MAUs of Hago decreased by 62.9% to 11.8 million from 31.7 million in the corresponding period of 2020, primarily due to the impact of the Indian government’s measures to block Chinese-owned apps in its local market, and reduced spending on user acquisition via advertisement.

●      Total number of paying users of BIGO (including Bigo Live, Likee and imo)5 increased by 12.0% to 1.58 million from 1.41 million in the corresponding period of 2020.

●      Average revenue per paying user of BIGO (including Bigo Live, Likee and imo)6 increased by 23.9% to US$316.0 from US$255.1 in the corresponding period of 2020.

Mr. David Xueling Li, Chairman and Chief Executive Officer of JOYY, commented, “Despite the negative impact from local holidays in certain regions, we maintained the growth trajectory of our global business, and managed to achieve significant progress in further enriching our localized content offering in the second quarter. With the enhancement in our product monetization, improvement in our operating leverage, and execution of a more prudent marketing strategy, we almost reached breakeven on a non-GAAP basis at the group level for the first time after we deconsolidated YY Live.

Despite the recent volatility in the macro environment and the increasing uncertainty due to COVID-19, we remain committed to our long-term vision and corporate mission. We will continue to deploy our resources to areas that can sharpen our competitive edge, including further optimization of our localized content and social ecosystems as well as enhancement of our research and development capabilities, so that we can create greater value for our shareholders.” Mr. David Xueling Li concluded.

Second Quarter 2021 Financial Results

NET REVENUES

Net revenues increased by 39.7% to US$661.7 million in the second quarter of 2021 from US$473.5 million in the corresponding period of 2020, primarily driven by the growth of live streaming revenues from BIGO.

Live streaming revenues increased by 39.7% to US$629.6 million in the second quarter of 2021 from US$450.7 million in the corresponding period of 2020, primarily attributable to BIGO’s continued paying users growth and enhanced monetization capabilities.

Other revenues increased by 40.3% to US$32.1 million in the second quarter of 2021 from US$22.9 million in the corresponding period of 2020.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 32.2% to US$458.3 million in the second quarter of 2021 from US$346.7 million in the corresponding period of 2020. Revenue-sharing fees and content costs increased to US$289.1 million in the second quarter of 2021 from US$198.2 million in the corresponding period of 2020 as a result of the increase in live streaming revenues of the Company. Bandwidth costs decreased to US$27.5 million in the second quarter of 2021 from US$32.7 million in the corresponding period of 2020, primarily due to the Company’s improved efficiency in bandwidth usage and the termination of bandwidth usage for users in India after its measures to block certain Chinese mobile apps in late June 2020, partially offset by the continued user base expansion outside India.

Gross profit increased by 60.4% to US$203.4 million in the second quarter of 2021 from US$126.9 million in the corresponding period of 2020. Gross margin improved to 30.7% in the second quarter of 2021 from 26.8% in the corresponding period of 2020.

OPERATING LOSS

Operating expenses were US$314.0 million in the second quarter of 2021, compared to US$247.6 million in the corresponding period of 2020. Among the operating expenses, general and administrative expenses increased to US$101.1 million for the second quarter of 2021 from US$51.5 million in the corresponding period of 2020, primarily due to the impairment loss arising mainly from an investment made in the prior years whose financial and operating performance deteriorated significantly in the second quarter of 2021 as a result of fierce market competition, which was partially offset by the reversal of share-based compensation expenses.

Operating loss was US$101.1 million in the second quarter of 2021, compared to US$119.9 million in the corresponding period of 2020. Operating loss margin was 15.3% in the second quarter of 2021, compared to 25.3% in the corresponding period of 2020, primarily as a result of BIGO turning a profit in this quarter.

Non-GAAP operating loss7 decreased by 80.3% to US$13.0 million in the second quarter of 2021 from US$65.7 million in the corresponding period of 2020. Non-GAAP operating loss margin8 was 2.0% in the second quarter of 2021, compared to 13.9% in the corresponding period of 2020.

NET LOSS

Net loss from continuing operations attributable to controlling interest of JOYY was US$109.3 million in the second quarter of 2021, compared to US$28.5 million in the corresponding period of 2020. Net loss margin was 16.5% in the second quarter of 2021, compared to 6.0% in the corresponding period of 2020.

Non-GAAP net loss from continuing operations attributable to controlling interest and common shareholders of JOYY was US$0.5 million in the second quarter of 2021, compared to US$50.5 million in the corresponding period of 2020. Non-GAAP net loss margin9 was 0.1% in the second quarter of 2021, compared to 10.7% in the corresponding period of 2020.

NET LOSS PER ADS

Diluted net loss from continuing operations per ADS10 was US$1.43 in the second quarter of 2021, compared to US$0.39 in the corresponding period of 2020.

Non-GAAP diluted net loss from continuing operations per ADS11 was US$0.01 in the second quarter of 2021, compared to US$0.63 in the corresponding period of 2020.

BALANCE SHEET AND CASH

As of June 30, 2021, the Company had cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments of US$4,917.4 million.

SHARES OUTSTANDING

As of June 30, 2021, the Company had a total of 1,568.1 million common shares, or the equivalent of 78.4 million ADSs, outstanding.

Business Outlook

For the third quarter of 2021, the Company expects net revenues to be between US$608 million and US$635 million, representing a year-over-year growth of 13.7% to 18.7%. This guidance excludes the revenue contribution from Huya and YY Live in the same period of last year. This forecast considers the potential impact of the COVID-19 pandemic and reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to changes, particularly as to the potential impact of the COVID-19 on the global economy and users’ paying capabilities.

Quarterly Dividend

On August 11, 2020, the Company’s board of directors approved a quarterly dividend policy for the next three years commencing in the third quarter of 2020. Aggregating such quarterly cash dividend under another adopted quarterly dividend policy with the quarterly cash dividend announced on November 16, 2020, the board of directors has accordingly declared a dividend of US$0.51 per ADS, or US$0.0255 per common share, for the second quarter of 2021, which is expected to be paid on September 29, 2021 to shareholders of record as of the close of business on September 10, 2021. The ex-dividend date will be September 9, 2021. Under the policy, the board of directors of the Company reserves the discretion relating to the determination to make dividend distributions and the amount of such distributions in any particular quarter, depending on the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Recent Developments

Share Repurchase Program

In May 2020, the Company announced that its board of directors has authorized to extend its existing share repurchase program, as previously approved by the board of directors in August 2019, for another 12-month period upon its original expiry date under which the Company may repurchase up to US$300 million of its shares between August 2019 and August 2021. As of June 30, 2021, the Company had repurchased approximately US$296.8 million of its shares.

Conference Call Information

The Company will hold a conference call on 9:00 PM U.S. Eastern Time on Wednesday, August 18, 2021 (9:00 AM Hong Kong Time on Thursday, August 19, 2021). Details for the conference call are as follows:

Event Title: JOYY Inc. Second Quarter 2021 Earnings Conference Call

Conference ID: #8995467

All participants must use the link provided below to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique registrant ID by email.

PRE-REGISTER LINK:

http://apac.directeventreg.com/registration/event/8995467

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.joyy.sg/.

The replay will be accessible through August 25, 2021 by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	#8995467

About JOYY Inc.

JOYY is a leading global social media company that enables users to interact with each other in real time through online live media. On a mission to connect people and enrich their lives through video, JOYY currently operates several social products, including Bigo Live for live streaming, Likee for short-form videos, Hago for casual games, and instant messaging product and others. The Company has created a highly engaging and vibrant user community for users across the globe. JOYY was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to JOYY’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward- looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating income, non-GAAP operating (loss) margin, non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY, non-GAAP net (loss) margin attributable to controlling interest of JOYY, non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY, and basic and diluted non-GAAP net income (loss) per ADS, which are non-GAAP financial measures. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain on disposal of subsidiaries and business. Non-GAAP operating (loss) margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations is net income (loss) from continuing operations excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, (loss) gain on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of above non-GAAP reconciling items. Non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY is net income (loss) from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, (loss) gain on disposal and deemed disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. Non-GAAP net (loss) margin is non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY is net income (loss) from continuing operations attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, (loss) gain on disposal and deemed disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. After the non-GAAP reconciliation, non-GAAP net income (loss) from continuing operations attributable to controlling interests of JOYY is equal to the non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY. Basic and diluted non-GAAP net income (loss) from continuing operations per ADS is non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain on disposal of subsidiaries and business, (loss) gain on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, and accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) from continuing operations attributable to non-controlling interest shareholders, which are affected by above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Investor Relations Contact

JOYY Inc.

Jane Xie/Maggie Yan

Email: joyy-ir@joyy.sg

ICR, Inc.

Robin Yang

Email: joyy@icrinc.com

1  Starting from the second quarter of 2020, the Company deconsolidated HUYA Inc. (NYSE: HUYA) (“Huya”) and Huya’s historical financial results were reflected in the Company’s consolidated financial statements as discontinued operations accordingly. The financial information and non-GAAP financial information of the Company disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated. After the deconsolidation of Huya, the Company accounted for its investment in Huya as an equity method investment and applied the equity method of accounting one quarter in arrears. Share of income or loss from the investment in Huya was included in net income or loss from continuing operations.

On November 16, 2020, the Company entered into definitive agreements with Baidu, Inc. (Nasdaq: BIDU) (“Baidu”). Pursuant to the agreements, Baidu would acquire JOYY’s domestic video-based entertainment live streaming business (“YY Live”), which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Subsequently, the sale was substantially completed on February 8, 2021, with certain customary matters remaining to be completed in the near future. As a result, the historical financial results of YY Live are reflected in the Company’s consolidated financial statements as discontinued operations and the Company ceased consolidation of YY Live business since February 8, 2021. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

For the avoidance of confusion, the continuing operations for the three months ended June 30, 2020, March 31, 2021 and June 30, 2021, the six months ended June 30, 2020 and June 30, 2021 as presented in this press release primarily consisted of BIGO, excluding Huya and YY Live. Due to the reasons mentioned above, the results of operations for the three months ended June 30, 2020 presented in this press release are not identical to the ones previously announced by the Company.

2  Net loss from continuing operations attributable to controlling interest of JOYY, is net loss from continuing operations less net (loss) income from continuing operations attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders.

3  Non-GAAP net loss from continuing operations attributable to controlling interest of JOYY is a non-GAAP financial measure, which is defined as net loss from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investment, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, fair value change on derivatives, interest expenses related to the convertible bonds amortization to face value, income tax effects on non-GAAP adjustments and non-GAAP adjustments for net (loss) income attributable to non-controlling interest shareholders. These adjustments amounted to US$108.9 million and a reversal of US$22.0 million in the second quarter of 2021 and 2020, respectively. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for more details.

4  Refers to mobile average monthly active users. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

5  The paying users are calculated by number of paying users during a given period as the cumulative number of registered user accounts that have purchased virtual items or other products and services on platforms including Bigo Live, Likee and imo at least once during the relevant period.

6  Average revenue per user is calculated by dividing our total revenues from live streaming on platforms including Bigo Live, Likee and imo during a given period by the number of paying users for our live streaming services on these platforms for that period.

7  Non-GAAP operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain on disposal of subsidiaries and business. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

8  Non-GAAP operating loss margin is a non-GAAP financial measure, which is defined as non-GAAP operating loss as a percentage of net revenues. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

9  Non-GAAP net loss margin is non-GAAP net loss from continuing operations attributable to controlling interest of JOYY as a percentage of net revenues.

10  ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders of JOYY divided by weighted average number of diluted ADS.

11  Non-GAAP diluted net loss from continuing operations per ADS is a non-GAAP financial measure, which is defined as non-GAAP net loss from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of diluted net loss per ADS. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2020	June 30, 2021
	US$	US$
Assets
Current assets
Cash and cash equivalents	1,742,749	2,592,500
Restricted cash and cash equivalents	13,733	294,969
Short-term deposits	1,325,068	1,325,414
Restricted short-term deposits	31,489	472
Short-term investments	489,101	704,001
Accounts receivable, net	142,999	137,347
Amounts due from related parties	611	6,883
Financing receivables, net	172	20,032
Prepayments and other current assets	102,872	181,408
Assets held for sale(1)	52,528	-

Total current assets	3,901,322	5,263,026

Non-current assets
Investments	1,239,354	1,000,436
Property and equipment, net	401,661	394,578
Land use rights, net	258,770	369,709
Intangible assets, net	344,214	336,485
Right-of-use assets, net	21,579	17,711
Goodwill	1,872,083	1,956,905
Financing receivables, net	19,716	-
Other non-current assets	10,758	4,427
Assets held for sale(1)	25,500	-

Total non-current assets	4,193,635	4,080,251

Total assets	8,094,957	9,343,277

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Accounts payable	20,956	20,001
Deferred revenue	67,230	52,853
Advances from customers	775	3,933
Income taxes payable	60,895	58,735
Accrued liabilities and other current liabilities	484,450	2,333,646
Amounts due to related parties	3,822	2,677
Lease liabilities due within one year	14,332	13,667
Short-term loans	112,549	21,808
Liabilities held for sale(1)	179,109	-

Total current liabilities	944,118	2,507,320

Non-current liabilities
Convertible bonds(2)	779,225	993,367
Lease liabilities	8,121	4,327
Deferred revenue	3,132	4,084
Deferred tax liabilities	42,422	33,618
Liabilities held for sale(1)	4,415	-

Total non-current liabilities	837,315	1,035,396

Total liabilities	1,781,433	3,542,716

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31 2020	June 30 2021
	US$	US$
Mezzanine equity	72,617	63,333

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,314,208,824 shares issued and 1,272,346,218 shares outstanding as of December 31, 2020; 1,317,589,864 shares issued and 1,241,587,078 shares outstanding as of June 30, 2021, respectively)	13	13
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	3	3
Treasury Shares (US$0.00001 par value; 41,862,606 and 76,002,786 shares held as of December 31, 2020 and June 30, 2021, respectively)	(139,528)	(296,849)
Additional paid-in capital	3,456,844	3,230,182
Statutory reserves	17,825	19,385
Retained earnings(2)	2,881,782	2,720,816
Accumulated other comprehensive income	18,471	33,912

Total JOYY Inc.’s shareholders’ equity	6,235,410	5,707,462

Non-controlling interests	5,497	29,766

Total shareholders’ equity	6,240,907	5,737,228

Total liabilities, mezzanine equity and shareholders’ equity	8,094,957	9,343,277

(1)	As a result of the definitive agreements entered into with Baidu on the sale of YY Live, assets and liabilities to be disposed of in connection with this transaction were classified as held for sale as of December 31, 2020. The transaction was substantially completed on February 8, 2021, with certain customary matters remaining to be completed in the near future. As a result, JOYY has ceased consolidation of YY Live business since February 8, 2021 and classified all the related assets and liabilities subject to disposal and presented them on a net basis within prepayments and other current assets. The considerations received by the Company so far were recorded as advance payments received within accrued liabilities and other current liabilities.

(2)	On January 1, 2021, the Company adopted ASU 2020-06, “Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative effect adjustment of US$86.7 million was credited to retained earnings as of January 1, 2021.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020	June 30, 2021
	US$	US$	US$	US$	US$
Net revenues
Live streaming(1)	450,659	614,133	629,626	764,679	1,243,759
Others	22,867	28,950	32,088	50,814	61,038

Total net revenues	473,526	643,083	661,714	815,493	1,304,797

Cost of revenues(2)	(346,656)	(442,930)	(458,272)	(597,574)	(901,202)

Gross profit	126,870	200,153	203,442	217,919	403,595

Operating expenses(2)
Research and development expenses	(85,588)	(87,005)	(100,744)	(154,736)	(187,749)
Sales and marketing expenses	(110,512)	(137,404)	(112,151)	(224,441)	(249,555)
General and administrative expenses	(51,489)	(54,600)	(101,114)	(74,673)	(155,714)

Total operating expenses	(247,589)	(279,009)	(314,009)	(453,850)	(593,018)

Gain on disposal of subsidiaries	-	-	4,959	-	4,959
Other income	869	5,818	4,526	2,217	10,344

Operating loss	(119,850)	(73,038)	(101,082)	(233,714)	(174,120)

Interest expenses	(18,568)	(4,158)	(3,602)	(36,420)	(7,760)
Interest income and investment income	22,832	22,010	23,489	39,089	45,499
Foreign currency exchange gain (losses), net	457	(1,509)	(5,909)	(1,269)	(7,418)
(Loss) gain on disposal and deemed disposal of investments	(1,896)	4,343	676	13,717	5,019
Gain (loss) on fair value change of investments	99,944	(15,151)	(841)	147,800	(15,992)
Fair value change on derivatives	307	(383)	1,649	1,790	1,266
Other non-operating expenses	(600)	-	(381)	(2,323)	(381)

Loss before income tax expenses	(17,374)	(67,886)	(86,001)	(71,330)	(153,887)

Income tax expenses	(8,941)	(15,749)	(2,700)	(16,247)	(18,449)

Loss before share of income in equity method investments, net of income taxes	(26,315)	(83,635)	(88,701)	(87,577)	(172,336)

Share of loss in equity method investments, net of income taxes	(3,321)	(5,451)	(23,974)	(5,054)	(29,425)

Net loss from continuing operations	(29,636)	(89,086)	(112,675)	(92,631)	(201,761)

Net income from discontinued operations	1,010,564	35,567	-	1,143,180	35,567

Net income (loss)	980,928	(53,519)	(112,675)	1,050,549	(166,194)

Net loss (income) attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders	6,073	1,787	3,327	(8,267)	5,114

Net income (loss) attributable to controlling interest of JOYY Inc.	987,001	(51,732)	(109,348)	1,042,282	(161,080)

Including:
Net loss from continuing operations attributable to controlling interest of JOYY Inc.	(28,542)	(87,299)	(109,348)	(90,866)	(196,647)
Net income from discontinued operations attributable to controlling interest of JOYY Inc.	1,015,543	35,567	-	1,133,148	35,567

Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(1,391)	(1,391)	(1,345)	(2,782)	(2,736)
Cumulative dividend on subsidiary’s Series A Preferred Shares	(1,000)	(1,000)	(1,000)	(2,000)	(2,000)

Net income (loss) attributable to common shareholders of JOYY Inc.	984,610	(54,123)	(111,693)	1,037,500	(165,816)

Including:
Net loss from continuing operations attributable to common shareholders of JOYY Inc.	(30,933)	(89,690)	(111,693)	(95,648)	(201,383)
Net income from discontinued operations attributable to common shareholders of JOYY Inc.	1,015,543	35,567	-	1,133,148	35,567

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020	June 30, 2021
	US$	US$	US$	US$	US$
Net income (loss) per ADS
—Basic	12.37	(0.68)	(1.43)	13.00	(2.11)
Continuing operations	(0.39)	(1.13)	(1.43)	(1.20)	(2.56)
Discontinued operations	12.76	0.45	-	14.20	0.45
—Diluted	12.37	(0.68)	(1.43)	12.99	(2.11)
Continuing operations	(0.39)	(1.13)	(1.43)	(1.20)	(2.56)
Discontinued operations	12.76	0.45	-	14.19	0.45

Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic	79,609,517	79,202,606	77,997,827	79,795,181	78,596,888
—Diluted	79,609,517	79,202,606	77,997,827	79,795,181	78,596,888

(1)	Live streaming revenues by geographical areas were as follows:

	Three Months Ended			Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020	June 30, 2021
	US$	US$	US$	US$	US$
PRC	78,039	111,560	111,479	153,754	223,039
Non-PRC	372,620	502,573	518,147	610,925	1,020,720

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended			Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020	June 30, 2021
	US$	US$	US$	US$	US$
Cost of revenues	1,143	1,488	3,075	2,744	4,563
Research and development expenses	11,612	5,002	7,921	22,796	12,923
Sales and marketing expenses	253	449	410	647	859
General and administrative expenses	10,290	16,119	(20,501)	14,999	(4,382)

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020	June 30, 2021
	US$	US$	US$	US$	US$
Operating loss	(119,850)	(73,038)	(101,082)	(233,714)	(174,120)
Share-based compensation expenses	23,298	23,058	(9,095)	41,186	13,963
Amortization of intangible assets from business acquisitions	24,688	20,303	11,683	51,392	31,986
Impairment of investments	6,186	-	90,499	6,186	90,499
Gain on disposal of subsidiaries	-	-	(4,959)	-	(4,959)

Non-GAAP operating loss	(65,678)	(29,677)	(12,954)	(134,950)	(42,631)

Net loss from continuing operations	(29,636)	(89,086)	(112,675)	(92,631)	(201,761)
Share-based compensation expenses	23,298	23,058	(9,095)	41,186	13,963
Amortization of intangible assets from business acquisitions	24,688	20,303	11,683	51,392	31,986
Impairment of investments	6,186	-	90,499	6,186	90,499
Gain on disposal of subsidiaries	-	-	(4,959)	-	(4,959)
Loss (gain) on disposal and deemed disposal of investments	1,896	(4,343)	(676)	(13,717)	(5,019)
(Gain) loss on fair value change of investments	(99,944)	15,151	841	(147,800)	15,992
Reconciling items on the share of equity method investments	1,242	7,364	22,346	1,591	29,710
Fair value change on derivatives	(307)	383	(1,649)	(1,790)	(1,266)
Interest expenses related to the convertible bonds’ amortization to face value	15,078	694	713	29,736	1,407
Income tax effects on non-GAAP adjustments	5,988	593	(568)	8,938	25

Non-GAAP net loss from continuing operations	(51,511)	(25,883)	(3,540)	(116,909)	(29,423)

Net loss from continuing operations attributable to common shareholders of JOYY Inc.	(30,933)	(89,690)	(111,693)	(95,648)	(201,383)
Share-based compensation expenses	23,298	23,058	(9,095)	41,186	13,963
Amortization of intangible assets from business acquisitions	24,688	20,303	11,683	51,392	31,986
Impairment of investments	6,186	-	90,499	6,186	90,499
Gain on disposal of subsidiaries	-	-	(4,959)	-	(4,959)
Loss (gain) on disposal and deemed disposal of investments	1,896	(4,343)	(676)	(13,717)	(5,019)
(Gain) loss on fair value change of investments	(99,944)	15,151	841	(147,800)	15,992
Reconciling items on the share of equity method investments	1,242	7,364	22,346	1,591	29,710
Fair value change on derivatives	(307)	383	(1,649)	(1,790)	(1,266)
Interest expenses related to the convertible bonds’ amortization to face value	15,078	694	713	29,736	1,407
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	2,391	2,391	2,345	4,782	4,736
Income tax effects on non-GAAP adjustments	5,988	593	(568)	8,938	25
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	(97)	33	(256)	86	(223)

Non-GAAP net loss from continuing operations attributable to controlling interest and common shareholders of JOYY Inc.	(50,514)	(24,063)	(469)	(115,058)	(24,532)

Non-GAAP net loss from continuing operations per ADS
—Basic	(0.63)	(0.30)	(0.01)	(1.44)	(0.31)
—Diluted	(0.63)	(0.30)	(0.01)	(1.44)	(0.31)
Weighted average number of ADS used in calculating Non-GAAP net loss from continuing operations per ADS
—Basic	79,609,517	79,202,606	77,997,827	79,795,181	78,596,888
—Diluted	79,609,517	79,202,606	77,997,827	79,795,181	78,596,888

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2021
	Bigo	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	576,498	53,128	-	629,626
Others	21,273	10,815	-	32,088

Total net revenues	597,771	63,943	-	661,714

Cost of revenues(2)	(406,359)	(51,913)	-	(458,272)

Gross profit	191,412	12,030	-	203,442

Operating expenses(2)
Research and development expenses	(73,061)	(27,683)	-	(100,744)
Sales and marketing expenses	(96,673)	(15,478)	-	(112,151)
General and administrative expenses	6,126	(107,240)	-	(101,114)

Total operating expenses	(163,608)	(150,401)	-	(314,009)

Gain on disposal of subsidiaries	-	4,959	-	4,959
Other income	1,262	3,264	-	4,526

Operating income (loss)	29,066	(130,148)	-	(101,082)

Other non-operating expenses	-	(381)	-	(381)
Interest expenses	(624)	(3,348)	370	(3,602)
Interest income and investment income	245	23,614	(370)	23,489
Foreign currency exchange losses, net	(5,360)	(549)	-	(5,909)
Fair value change on derivatives	(45)	1,694	-	1,649
Gain on disposal and deemed disposal of investments	-	676	-	676
Loss on fair value change of investments	-	(841)	-	(841)

Income (loss) before income tax expenses	23,282	(109,283)	-	(86,001)

Income tax benefits (expenses)	352	(3,052)	-	(2,700)

Income (loss) before share of loss in equity method investments, net of income taxes	23,634	(112,335)	-	(88,701)

Share of loss in equity method investments, net of income taxes	-	(23,974)	-	(23,974)

Net income (loss) from continuing operations	23,634	(136,309)	-	(112,675)

(1)	The elimination mainly consists of interest income and interest expenses generated from the loan between Bigo and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2021
	Bigo	All other	Total
	US$	US$	US$
Cost of revenues	2,330	745	3,075
Research and development expenses	4,489	3,432	7,921
Sales and marketing expenses	208	202	410
General and administrative expenses	(22,619)	2,118	(20,501)

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2021
	Bigo	All other	Total
	US$	US$	US$
Operating income (loss)	29,066	(130,148)	(101,082)
Share-based compensation expenses	(15,592)	6,497	(9,095)
Amortization of intangible assets from business acquisitions	11,225	458	11,683
Impairment of investments	-	90,499	90,499
Gain on disposal of subsidiaries	-	(4,959)	(4,959)

Non-GAAP operating income (loss)	24,699	(37,653)	(12,954)

Net income (loss) from continuing operations	23,634	(136,309)	(112,675)
Share-based compensation expenses	(15,592)	6,497	(9,095)
Amortization of intangible assets from business acquisitions	11,225	458	11,683
Impairment of investments	-	90,499	90,499
Gain on disposal of subsidiaries	-	(4,959)	(4,959)
Loss on fair value change of investments	-	841	841
Gain on disposal and deemed disposal of investments	-	(676)	(676)
Reconciling items on the share of equity method investments	-	22,346	22,346
Fair value change on derivatives	45	(1,694)	(1,649)
Interest expenses related to the convertible bonds’ amortization to face value	-	713	713
Income tax effects on non-GAAP adjustments	128	(696)	(568)

Non-GAAP net income (loss) from continuing operations	19,440	(22,980)	(3,540)

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31 2021
	Bigo	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	561,386	52,747	-	614,133
Others	19,723	9,227	-	28,950

Total net revenues	581,109	61,974	-	643,083

Cost of revenues(2)	(389,858)	(53,072)	-	(442,930)

Gross profit	191,251	8,902	-	200,153

Operating expenses(2)
Research and development expenses	(62,427)	(24,578)	-	(87,005)
Sales and marketing expenses	(125,022)	(12,382)	-	(137,404)
General and administrative expenses	(32,641)	(21,959)	-	(54,600)

Total operating expenses	(220,090)	(58,919)	-	(279,009)

Other income	435	5,383	-	5,818

Operating loss	(28,404)	(44,634)	-	(73,038)

Interest expenses	(1,885)	(3,464)	1,191	(4,158)
Interest income and investment income	50	23,151	(1,191)	22,010
Foreign currency exchange losses, net	(1,267)	(242)	-	(1,509)
Fair value change on derivatives	(8)	(375)	-	(383)
Gain on disposal and deemed disposal of investments	-	4,343	-	4,343
Loss on fair value change of investments	-	(15,151)	-	(15,151)

Loss income before income tax expenses	(31,514)	(36,372)	-	(67,886)

Income tax expenses	(4,511)	(11,238)	-	(15,749)

Loss before share of loss in equity method investments, net of income taxes	(36,025)	(47,610)	-	(83,635)

Share of loss in equity method investments, net of income taxes	-	(5,451)	-	(5,451)

Net loss from continuing operations	(36,025)	(53,061)	-	(89,086)

(1)	The elimination mainly consists of interest income and interest expenses generated from the loan between Bigo and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31 2021
	Bigo	All other	Total
	US$	US$	US$
Cost of revenues	1,411	77	1,488
Research and development expenses	6,585	(1,583)	5,002
Sales and marketing expenses	317	132	449
General and administrative expenses	15,403	716	16,119

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31 2021
	Bigo	All other	Total
	US$	US$	US$
Operating loss	(28,404)	(44,634)	(73,038)
Share-based compensation expenses	23,716	(658)	23,058
Amortization of intangible assets from business acquisitions	20,200	103	20,303

Non-GAAP operating income (loss)	15,512	(45,189)	(29,677)

Net loss from continuing operations	(36,025)	(53,061)	(89,086)
Share-based compensation expenses	23,716	(658)	23,058
Amortization of intangible assets from business acquisitions	20,200	103	20,303
Loss on fair value change of investments	-	15,151	15,151
Gain on disposal and deemed disposal of investments	-	(4,343)	(4,343)
Reconciling items on the share of equity method investments	-	7,364	7,364
Fair value change on derivatives	8	375	383
Interest expenses related to the convertible bonds’ amortization to face value	-	694	694
Income tax effects on non-GAAP adjustments	1,566	(973)	593

Non-GAAP net income (loss) from continuing operations	9,465	(35,348)	(25,883)

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2020
	Bigo	All other(1)	Elimination(2)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	415,418	35,241	-	450,659
Others	16,459	6,408	-	22,867

Total net revenues	431,877	41,649	-	473,526

Cost of revenues(3)	(308,251)	(38,405)	-	(346,656)

Gross profit	123,626	3,244	-	126,870

Operating expenses(3)
Research and development expenses	(56,537)	(29,051)	-	(85,588)
Sales and marketing expenses	(96,578)	(13,934)	-	(110,512)
General and administrative expenses	(25,409)	(26,080)	-	(51,489)

Total operating expenses	(178,524)	(69,065)	-	(247,589)

Other income (loss), net	1,207	(338)	-	869

Operating loss	(53,691)	(66,159)	-	(119,850)

Other non-operating expenses	(600)	-	-	(600)
Interest expenses	(2,007)	(17,810)	1,249	(18,568)
Interest income and investment income	11	24,070	(1,249)	22,832
Foreign currency exchange losses, net	57	400	-	457
Fair value change on derivatives	-	307	-	307
Loss on disposal and deemed disposal of investments	-	(1,896)	-	(1,896)
Gain on fair value change of investments	-	99,944	-	99,944

(Loss) income before income tax expenses	(56,230)	38,856	-	(17,374)

Income tax benefits (expense)	2,287	(11,228)	-	(8,941)

(Loss) income before share of loss in equity method investments, net of income taxes	(53,943)	27,628	-	(26,315)

Share of loss in equity method investments, net of income taxes	-	(3,321)	-	(3,321)

Net (loss) income from continuing operations	(53,943)	24,307	-	(29,636)

(1)	As a result of the definitive agreements entered into with Baidu on the sale of YY Live, YY Live is represented as discontinued operations. YY segment is renamed as "all other" segment and has been recast to exclude the financial numbers of YY Live.

(2)	The elimination mainly consists of interest income and interest expenses generated from the loan between Bigo and all other segments.

(3)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2020
	Bigo	All other	Total
	US$	US$	US$
Cost of revenues	1,204	(61)	1,143
Research and development expenses	9,301	2,311	11,612
Sales and marketing expenses	170	83	253
General and administrative expenses	5,325	4,965	10,290

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2020
	Bigo	All other	Total
	US$	US$	US$
Operating loss	(53,691)	(66,159)	(119,850)
Share-based compensation expenses	16,000	7,298	23,298
Amortization of intangible assets from business acquisitions	24,688	-	24,688
Impairment of investments	-	6,186	6,186

Non-GAAP operating loss	(13,003)	(52,675)	(65,678)

Net (loss) income from continuing operations	(53,943)	24,307	(29,636)
Share-based compensation expenses	16,000	7,298	23,298
Amortization of intangible assets from business acquisitions	24,688	-	24,688
Impairment of investments	-	6,186	6,186
Loss on disposal and deemed disposal of investments	-	1,896	1,896
Gain on fair value change of investments	-	(99,944)	(99,944)
Reconciling items on the share of equity method investments	-	1,242	1,242
Fair value change on derivatives	-	(307)	(307)
Interest expenses related to the convertible bonds’ amortization to face value	-	15,078	15,078
Income tax effects on non-GAAP adjustments	(3,204)	9,192	5,988

Non-GAAP net loss from continuing operations	(16,459)	(35,052)	(51,511)